Exhibit 99.2



JANUS CAPITAL
Group

Second Quarter 2007 Earnings Presentation
July 26, 2007

Gary Black
Chief Executive Officer

Dominic Martellaro
Managing Director of Janus Global Advisors

Greg Frost
Chief Financial Officer

John Zimmerman, CFA
Managing Director of JanusINTECH Institutional
Asset Management

C-0707-89 10-15-07

Highlights

- 2Q 2007 GAAP EPS of $0.27 up from $0.19 in 1Q 2007 and $0.15 in 2Q 2006

- Total company long-term net flows for 2Q 2007 of $2.8 billion versus $3.1 billion in 1Q 2007

    - $1.5 billion Janus (ex-INTECH) long-term net flows and INTECH net flows of $1.3 billion

- Assets Under Management ("AUM") at June 30, 2007 of $190.6 billion up 8.2% for the quarter

- Relative performance remains strong across multiple time periods

    - 82%, 77%, and 67% of JIF funds in the top 2 Lipper quartiles on a 1-, 3-, and 5-year total return basis, respectively, as of June 30, 2007 [1]

- Investment Management ("IM") operating margin of 34.6% in 2Q 2007 up from 27.8% in 1Q 2007 and 24.6% in 2Q 2006

- Repurchased $277 million of JNS stock in 2Q 2007 at an average price per share of $26.60

    - Net share reduction of 4.8% for the quarter and 8.9% year-to-date

- Completed a $750 million senior notes issuance in June

Note:
(1)   Performance reported as of 6/30/2007. Data presented reflects past performance which is no guarantee of future results. See p. 8 and 28 for complete Lipper rankings and Morningstar ratings.



Janus (ex-INTECH) quarterly net flows positive for the first time in six years

Total Company Long-Term Net Flows by Quarter [1]
($ in billions)



- Total company long-term net flows of $2.8 billion in 2Q 2007

- Janus (ex-INTECH) long-term net flows of $1.5 billion in 2Q 2007

- 2Q 2007 INTECH net flows of $1.3 billion

Janus (ex-INTECH) Long-Term Net Flows by Quarter [1]
($ in billions)



INTECH Net Flows by Quarter
($ in billions)



Net Inflows   Net Outflows

Note:
(1)   Long-term net flows depicted exclude money market flows.



3

Net flows positive across all four distribution channels

Flows by Channel [1]
($ in billions, unless otherwise stated)

Retail (AUM $55.6 billion)



Domestic Intermediary (AUM $51.3 billion)



Institutional (AUM $61.8 billion) [2]



International (AUM $13.2 billion)



Notes:
(1) Annualized sales and redemption rates calculated as a percentage of beginning of period assets.
(2) Assets and flows depicted exclude Institutional Money Market.

Gross Sales   Gross Redemptions   Net Sales











Growth returns outperforming Value in 2007

Strong market performance in 2Q 2007 across key indices (1)

Key Indices
(Cumulative returns over designated periods)

	LTM	YTD	2Q 2007
S&P 500®	20.6%	7.0%	6.3%
Russell 1000® Growth	19.0%	8.1%	6.9%
Russell 1000® Value	21.9%	6.2%	4.9%
MSCI World™	23.6%	9.2%	6.5%
MSCI EAFE®	27.0%	10.7%	6.4%
MSCI EAFE® Growth	25.3%	11.9%	6.7%
MSCI EAFE® Value	28.7%	9.6%	6.1%

Source: Confluence (2007)

Equity flows remain strong in 2Q 2007

(Monthly net flows for mutual funds in $ billions, July 2006 – June 2007)

$55
$45
$35
$25
$15
$5
($5)
Jul'06
Aug'06
Sep'06
Oct'06
Nov'06
Dec'06
Jan'07
Feb'07
Mar'07
Apr'07
May'07
Jun'07
Equity
Fixed Income

Source: Strategic Insight, Simfund (2007)

Growth has outperformed Value YTD and in 2Q 2007 (1)

(Russell 1000® Growth vs. Russell 1000® Value)

24.0%
18.0%
12.0%
6.0%
0.0%
-6.0%
19.0%
21.9%
8.1%
6.2%
6.9%
4.9%
LTM Return
Year-to-date Return
2Q 2007 Return
Russell 1000® Growth
Russell 1000® Value

Source: Confluence (2007)

Growth flows remain negative in 2Q 2007

(Monthly net flows for domestic mutual funds in $ billions, July 2006 – June 2007)

$8
$4
$0
($4)
($8)
($12)
Jul'06
Aug'06
Sep'06
Oct'06
Nov'06
Dec'06
Jan'07
Feb'07
Mar'07
Apr'07
May'07
Jun'07
Growth
Value
Growth minus Value

Source: Strategic Insight, Simfund (2007)

Note:
(1) Data presented reflects past performance, which is no guarantee of future results.

Continuing to deliver strong long-term investment performance

- Janus products continue to outperform peers across multiple time periods [1]

  - 85%, 87% and 73% of Janus-managed JIF equity funds in the top 2 Lipper quartiles on a 1-, 3-, and 5-year total return basis, respectively, as of June 30, 2007

  - 46% of JIF funds have a 4 or 5 star Morningstar overall rating at June 30, 2007, based on risk-adjusted returns

  - All eight JIF equity growth funds are in the top 2 Lipper quartiles on a since PM inception, 1-, 3-, and 5-year total return basis, as of June 30, 2007

- As INTECH celebrates its 20th anniversary, long-term performance remains strong, despite recent relative underperformance

  - All seven product strategies with at least a 3-year performance track record are outperforming their respective benchmarks since inception [2]

  - Since inception, the same seven product strategies have "batting averages" greater than 75% and 85% for the rolling 3- and 5-year periods, respectively, as of June 30, 2007 [3]

Notes:
(1) Performance reported as of 6/30/2007. Data presented reflects past performance, which is no guarantee of future results. See p. 8 and 28 for complete Lipper rankings and Morningstar ratings. Percentile ranking calculations exclude Janus Money Market Funds.
(2) Performance reported as of 6/30/2007, on an annualized basis and net of fees. See p. 29 and 30 for standardized INTECH performance.
(3) Batting average is defined as the percentage of periods a strategy has outperformed its relative benchmark, gross of fees. Periods are calculated on a monthly basis, since inception through 6/30/2007.

6





Over 75% of JIF funds in the top two Lipper quartiles on a 1- and 3-year basis, as of June 30, 2007 (1)

Percent of Funds in Top 2 Lipper Quartiles Based on Total Returns
1-Year Basis
3-Year Basis
5-Year Basis
All JIF Funds (2)
Janus-Managed JIF Equity Funds (3)
6/30/06
9/30/06
12/31/06
3/31/07
6/30/07
1st Quartile
2nd Quartile

Past performance is no guarantee of future results. (1) References Lipper relative performance on a 1- and 3-year basis as of 6/30/2007. (2) JIF Funds do not include Janus Capital Funds, Janus Adviser Series, Janus Aspen Series, Sub-advised or Money Markets. (3) Janus-Managed JIF Equity Funds also do not include JIF Value Funds, JIF Income Funds, or INTECH Risk-Managed Stock Fund. As of 6/30/2007, the number of funds in the Janus Investment Funds is 27. Funds not ranked by Lipper are not included in the analysis. Funds are ranked within their corresponding Lipper classification for the specified time period. See p. 8 for complete Lipper rankings.



Six JIF equity funds across five Lipper categories are ranked in the top decile on a 1-, 3-, and 5-year total return basis

Janus Investment Fund ("JIF")

		6/30/07 AUM ($mms)	PM Inception	Lipper Category	1-Year Percentile Rank (%)	1-Year Rank / Total Funds	3-Year Percentile Rank (%)	3-Year Rank / Total Funds	5-Year Percentile Rank (%)	5-Year Rank / Total Funds	10-Year Percentile Rank (%)	10-Year Rank / Total Funds	Since PM Inception Percentile Rank (%)	Since PM Inception Rank / Total Funds
					Lipper Rankings Based on Total Returns as of 6/30/07									
Growth Funds:														
Janus Fund	$	11,934	Jan-04	Large-Cap Growth Funds	15	105 / 717	39	235 / 614	29	141 / 494	35	67 / 193	8	50 / 692
Janus Twenty Fund*	$	10,524	Aug-97	Large-Cap Growth Funds	1	7 / 717	1	2 / 614	1	3 / 494	2	4 / 193	2	4 / 215
Janus Research Fund	$	6,441	Jan-04	Large-Cap Growth Funds	1	1 / 717	2	11 / 614	2	7 / 494	2	3 / 193	2	8 / 692
Janus Orion Fund	$	3,082	Jun-00	Multi-Cap Growth Funds	9	46 / 514	2	7 / 410	3	8 / 338	-	-	27	60 / 220
Janus Enterprise Fund	$	1,995	Jan-02	Mid-Cap Growth Funds	14	81 / 600	18	85 / 485	9	34 / 383	51	81 / 159	25	55 / 368
Janus Venture Fund*	$	1,435	Jan-01	Small-Cap Growth Funds	1	1 / 505	4	18 / 458	4	14 / 380	20	30 / 156	14	44 / 315
Janus Global Research Fund	$	197	Feb-05	Multi-Cap Growth Funds	4	18 / 514	-	-	-	-	-	-	2	6 / 426
Janus Triton Fund	$	114	Jun-04	Small-Cap Growth Funds	6	30 / 505	-	-	-	-	-	-	6	30 / 505
Core Funds:														
Janus Contrarian Fund	$	7,512	Feb-00	Multi-Cap Core Funds	1	2 / 849	1	1 / 644	1	2 / 485	-	-	11	32 / 317
Janus Growth and Income Fund	$	4,479	Dec-03	Large-Cap Core Funds	86	692 / 806	13	84 / 671	32	173 / 536	5	12 / 260	13	77 / 639
Janus Balanced Fund	$	2,418	Apr-05	Mixed-Asset Target Alloc. Mod. Funds	26	109 / 432	23	74 / 331	42	91 / 220	6	6 / 116	13	46 / 379
Janus Fundamental Equity Fund	$	1,057	Apr-05	Large-Cap Core Funds	83	667 / 806	2	12 / 671	9	49 / 536	1	2 / 260	4	24 / 722
INTECH Risk-Managed Stock Fund	$	742	Feb-03	Multi-Cap Core Funds	81	766 / 849	50	318 / 644	-	-	-	-	46	239 / 523
Global/International Funds:														
Janus Overseas Fund	$	8,781	Jun-03	International Funds	1	1 / 1024	1	1 / 882	1	1 / 656	4	11 / 289	1	1 / 730
Janus Worldwide Fund	$	4,477	Jun-04	Global Funds	5	17 / 401	69	200 / 302	95	233 / 245	67	66 / 98	69	205 / 302
Janus Global Technology Fund	$	912	Jan-04	Science & Technology Funds	27	75 / 283	23	57 / 257	53	126 / 237	-	-	29	80 / 281
Janus Global Life Sciences Fund	$	814	Apr-07	Health/Biotechnology Funds	88	154 / 174	48	72 / 152	62	84 / 135	-	-	‡	
Janus Global Opportunities Fund	$	148	Jun-01	Global Funds	14	56 / 401	93	281 / 302	78	191 / 245	-	-	20	40 / 209
Value Funds:														
Janus Mid Cap Value Fund - Inv(1)	$	4,082	Aug-98	Mid-Cap Value Funds	47	138 / 297	64	147 / 232	39	69 / 177	-	-	6	4 / 68
Janus Small Cap Value Fund - Inv*(1)	$	934	Feb-97	Small-Cap Core Funds	28	199 / 732	80	449 / 564	88	389 / 442	12	18 / 150	17	21 / 129
Income Funds:														
Janus Flexible Bond Fund	$	744	May-07	Intermediate Inv Grade Debt Funds	27	140 / 522	43	191 / 450	21	81 / 387	35	63 / 181	‡	
Janus High-Yield Fund	$	434	Dec-03	High Current Yield Funds	34	149 / 447	44	163 / 376	81	251 / 311	15	20 / 134	42	151 / 365
Janus Short-Term Bond Fund	$	171	May-07	Short Investment Grade Debt Funds	37	84 / 232	40	75 / 195	35	50 / 142	36	29 / 80	‡	
Janus Federal Tax-Exempt Fund	$	92	Feb-05	General Muni Debt Funds	94	222 / 236	82	182 / 221	79	164 / 207	82	107 / 130	66	146 / 222
Asset Allocation Funds:														
Janus Smart Portfolio-Growth(2)		N/A	Dec-05	Mixed-Asset Target Alloc. Growth Funds	5	25 / 607	-	-	-	-	-	-	6	33 / 587
Janus Smart Portfolio-Moderate(2)		N/A	Dec-05	Mixed-Asset Target Alloc. Mod. Funds	6	23 / 432	-	-	-	-	-	-	8	31 / 414
Janus Smart Portfolio-Conservative(2)		N/A	Dec-05	Mixed-Asset Target Alloc. Cons. Funds	3	8 / 300	-	-	-	-	-	-	2	6 / 343

Lipper Quartile: 1st | 2nd | 3rd | 4th

*Closed to new investors. ‡ In accordance with NASD regulations, Lipper rankings cannot be publicly disclosed for time periods of less than one year.

Past performance is no guarantee of future results.

Lipper Inc. – A Reuters Company, is a nationally recognized organization that ranks the performance of mutual funds within a universe of funds that have similar investment objectives. Rankings are historical with capital gains and dividends reinvested. (1)Ranking is for the investor share class only; other classes may have different performance characteristics. (2)AUM for the asset allocation funds are not reported separately as they have been reflected in the respective underlying funds.

If an expense waiver was in effect, it may have had a material effect on the total return or yield and therefore, the ranking for the period.

8

Distribution

Dominic Martellaro
Managing Director of Janus Global Advisors

John Zimmerman, CFA
Managing Director of JanusINTECH Institutional
Asset Management

Domestic intermediary and international channels

$64.5 billion in Domestic Intermediary and International AUM

(27% and 7% of total company AUM, respectively, as of June 30, 2007)



International ($13.2bn) — 20%
Broker/Dealer ($17.5bn) — 27%
Investment-only Retirement ($12.6bn) — 20%
Financial Institutions ($21.2bn) — 33%

Domestic Intermediary and International AUM since 2004

($ in billions, end of period AUM)



	CAGR
2004: $55.4	
2005: $54.7	30%
2006: $56.6	5%
1H 2007: $64.5	-12%
	37%
	2004 – 1H 2007

- Broker/Dealer
- Investment-only Retirement
- Financial Institutions
- International

Domestic Intermediary

- Domestic intermediary net inflows of $1.4 billion in 2Q 2007 versus net outflows of $2.2 billion in 2Q 2006

- Broker/dealer net flows positive for the seventh consecutive quarter

  - Gross sales of $2.4 billion in 2Q 2007 versus $1.2 billion in 2Q 2006

  - 45 wholesalers at the end of 2Q 2007 versus 34 at the beginning of 2006

- Financial institutions net flows positive for the first quarter since 2001, with no large mandate losses

- Investment-only retirement net flows positive in 1H 2007

International

- International AUM has nearly doubled since the beginning of 2005

- Over the past year, the sales team has grown by 30% and a new sales office was opened in Australia

 

Seeking to strategically enhance channel diversity, leverage product offering, and expand geographic footprint

Key Priorities

- Deepen adviser relationships and broaden distribution across client platforms

- Leverage product set and investment capabilities

- Strengthen sales and support practices to better service clients

- Continue strategic expansion of global platform

Challenges

- Expand brand recognition and acceptance of JanusINTECH globally

- Increase global market awareness of product set and strong consistent performance

- Continue to drive adviser understanding and communication of INTECH products and process

 

Institutional channel

$70.5 billion in Institutional AUM

(37% of total company AUM as of June 30, 2007)



- **Public and Other Funds** ($20.9bn) — 30%
- **Corporate / Foundations & Endowments** ($28.9bn) — 41%
- **Taft-Hartley** ($12.1bn) — 17%
- **Institutional Cash Management** ($8.6bn) — 12%

Institutional AUM since 2004

($ in billions, end of period AUM)



		CAGR
2004	$35.8	
2005	$47.9	
2006	$62.1	
1H 2007	$70.5	

	2004 – 1H 2007
Institutional Cash Management	-1%
Taft-Hartley	25%
Public and Other Funds	28%
Corporate / Foundations & Endowments	62%

Legend:
- Corporate / Foundations & Endowments
- Public and Other Funds
- Taft-Hartley
- Institutional Cash Management

- Institutional long-term net flows of $0.5 billion in 2Q 2007 versus $2.1 billion in 2Q 2006

- Completed sales and consultant relations team build-out, from 9 at the beginning of 2005 to 17 at the end of 2Q 2007

- Strong market share in Taft-Hartley channel

- Continuing to gain traction in corporate and public channels

  - As of 2Q 2007, 22% of the top 600 P&I plans in the U.S. were clients

- Increased finals activity for Janus-managed products in 1H 2007 as compared to 1H 2006

12

Seeking to change legacy perceptions, build strong relationships, and penetrate the corporate and public channels

Key Priorities

- Continue to emphasize and develop consultant relationships

- Strengthen client service efforts

- Increase penetration of the top 600 P&I plans in the U.S.

- Improve positioning of Janus- and INTECH-managed products to meet institutional market demand

- Promote awareness and understanding of our research intensive investment process

Challenges

- INTECH's near-term relative underperformance

- Legacy perceptions of Janus-managed products and investment process

 

Financials

Greg Frost
Chief Financial Officer

2Q 2007 Financial overview

- 2Q 2007 GAAP EPS of $0.27 up from $0.19 in 1Q 2007 and $0.15 in 2Q 2006

  - IM operating margin of 34.6% up from 27.8% in 1Q 2007

- Average AUM of $188.2 billion and IM revenue of $273.0 million up 9.4% and 10.1%, respectively, from 1Q 2007

- IM operating expenses of $178.6 million in 2Q 2007 flat versus 1Q 2007 despite higher assets and revenues

  - 2Q 2007 expenses reflect a $3.8 million net favorable impact of a $6.3 million release of legal reserves partially offset by a $2.5 million departure-related acceleration of long-term incentive compensation

  - Full-year 2007 marketing and advertising expenses expected to be up $7.0 to $10.0 million versus 2006

- Completed $277 million of stock buybacks in 2Q 2007 at an average price of $26.60 per share

  - Board of Directors has authorized a new $500 million buyback program

- Completed issuance of senior unsecured notes and amended revolving credit facility



Recent financing activities enhance flexibility

Long-Term Debt Summary ($ in millions)	6/30/06	3/31/07	6/30/07 [1]
Long-Term Debt			
7.000% Senior Notes due 2006	114	—	—
7.750% Senior Notes due 2009	22	22	22
5.875% Senior Notes due 2011	—	275	275
6.250% Senior Notes due 2012	—	—	300
6.119% Senior Notes due 2014	82	82	82
6.700% Senior Notes due 2017	—	—	449
7.875% Senior Notes due 2032	158	158	—
Total Long-Term Debt	**$376**	**$537**	**$1,128**
Weighted Average Cost of Debt	**7.22%**	**6.58%**	**6.36%**
Ratings (S&P / Moody's)	BBB / Baa2	BBB / Baa2	BBB- / Baa3

- Amended previous $200 million 3-year credit facility to a $350 million 5-year credit facility

- Completed issuance of $300 million 5-year and $450 million 10-year senior unsecured notes

  - Lowered weighted average cost of debt

- Called and redeemed $160 million aggregate principal amount of the Public Income Notes [2]

Notes:
(1) 6/30/2007 numbers account for the redemption of the $158.1 million 7.875% Public Income Notes that took place on June 26, 2007.
(2) Aggregate principal amount includes $158.1 million balance of the Public Income Notes and accumulated interest.



Making progress on 2007 strategic goals

2007 Goals	Progress
Maintain strong investment performance with continued improvement on flagship funds	• Strong and consistent relative investment performance • All three flagship funds in top Lipper quartile on a 1-year total return basis [1]
Achieve positive long-term net flows for Janus (ex-INTECH) by year end	• Janus (ex-INTECH) long-term net flows of $1.5 billion through 1H 2007
Transform distribution model to increase penetration in the intermediary and institutional channels	• Net flows for domestic intermediary, international and institutional all positive in 2Q 2007 • Strengthening relationships with advisers and consultants
Broaden product set and expand non-U.S. distribution footprint in target countries	• Recently launched new international and alternative products • Opened a sales office in Melbourne, Australia
Revitalize the Janus brand	• Launched targeted brand advertising campaign in late June
Improve IM operating margin in-line with industry	• IM operating margin of 34.6% in 2Q 2007 versus 24.6% in 2Q 2006

Note:
(1)   Flagship funds referred to include Janus Fund, Twenty Fund, and Worldwide Fund. Data presented reflects past performance, which is no guarantee of future results.



Safe harbor statement

This presentation includes statements concerning potential future events involving Janus Capital Group Inc. that could differ materially from the events that actually occur. The differences could be caused by a number of factors including those factors identified in Janus' Annual Report on Form 10-K for the year ended December 31, 2006, on file with the Securities and Exchange Commission (Commission file no. 001-15253), including those that appear under headings such as "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in the Prospectus Supplement (dated June 11, 2007) to the Company's Registration Statement on Form S-3 filed June 5, 2007. Many of these factors are beyond the control of the company and its management. Any forward-looking statements contained in this presentation are as of the date on which such statements were made. The company assumes no duty to update them, even if experience, unexpected events, or future changes make it clear that any projected results express or implied therein will not be realized.

18

Other important disclosures

Please consider the charges, risks, expenses and investment objectives carefully before investing. For a prospectus containing this and other information, please call Janus at 1-800-525-3713 or download the file from janus.com. Read it carefully before you invest or send money.

Janus Capital Group consists of Janus Capital Management LLC, Enhanced Investment Technologies, LLC (INTECH), and Capital Group Partners, Inc. Janus Capital Group owns 30% of Perkins, Wolf, McDonnell and Company, LLC.

INTECH is a subsidiary of Janus Capital Group Inc.

Indexes are not available for direct investment; therefore their performance does not reflect the expenses associated with the active management of an actual portfolio.

The Russell 1000® Index measures the performance of the 1,000 largest companies in the Russell 3000 Index.

The Russell 1000® Growth Index measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values.

The Russell 1000® Value Index measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.

The S&P 500® Index is the Standard & Poor's composite index of 500 stocks, a widely recognized, unmanaged index of common stock prices.

The MSCI World℠ Index is a market capitalization weighted index composed of companies representative of the market structure of Developed Market countries in North America, Europe and the Asia/Pacific Region.

The MSCI EAFE® Index is a market capitalization weighted index composed of companies representative of the market structure of Developed Market countries in Europe, Australasia and the Far East.

The MSCI EAFE® Growth Index is a subset of the Morgan Stanley Capital International EAFE Index and contains constituents of the Morgan Stanley Capital International EAFE Index which are categorized as growth securities.

The MSCI EAFE® Value Index is a subset of the Morgan Stanley Capital International EAFE Index and contains constituents of the Morgan Stanley Capital International EAFE Index which are categorized as value securities.

Differences between compared investments may include objectives, sales and management fees, liquidity, volatility, tax features and other features, which may result in differences in performance.

Janus funds distributed by Janus Distributors LLC (07/07)

 

Appendix

AUM by investment discipline and distribution channel

$190.6 billion in AUM as of 6/30/07

By Investment Discipline



Money Market ($10.4bn) — 5%
Global / International ($19.6bn) — 10%
Fixed Income ($6.2bn) — 3%
Value ($11.1bn) — 6%
Growth / Blend ($74.1bn) — 39%
Mathematical ($70.1bn) — 37%

By Distribution Channel



Institutional ($70.5bn) — 37%
Retail ($55.6bn) — 29%
International ($13.2bn) — 7%
Domestic Intermediary ($51.3bn) — 27%

21

2Q 2007 EPS of $0.27 up 42% from 1Q 2007

Consolidated Entity

($ in millions, except AUM and per share)		Quarter Ended June 30, 2007		Quarter Ended March 31, 2007	Variance (%)		Quarter Ended June 30, 2007		Quarter Ended June 30, 2006	Variance (%)
Average AUM ($ in billions)	$	188.2	$	172.1	9.4%	$	188.2	$	154.0	22.2%
Investment Management Segment										
Revenue	$	273.0	$	247.9	10.1%	$	273.0	$	233.1	17.1%
Operating expenses		178.6		179.0	-0.2%		178.6		175.8	1.6%
Operating income		94.4		68.9	37.0%		94.4		57.3	64.7%
Investment management operating margin		34.6%		27.8%			34.6%		24.6%	
Printing and Fulfillment Segment										
Revenue		21.9		23.5	-6.8%		21.9		21.5	1.9%
Operating expenses		27.1		28.2	-3.9%		27.1		25.6	5.9%
Printing and fulfillment operating loss		(5.2)		(4.7)	10.6%		(5.2)		(4.1)	26.8%
Consolidated operating income		**89.2**		**64.2**	**38.9%**		**89.2**		**53.2**	**67.7%**
Interest expense		(11.5)		(9.5)	21.1%		(11.5)		(7.2)	59.7%
Other income, net		5.6		7.1	-21.1%		5.6		7.8	-28.2%
Income tax provision		(31.1)		(21.8)	42.7%		(31.1)		(19.5)	59.5%
Equity earnings of unconsolidated affiliate		1.7		1.7	0.0%		1.7		2.0	-15.0%
Minority interest in consolidated earnings		(5.1)		(6.1)	-16.4%		(5.1)		(5.2)	-1.9%
Net income	$	**48.8**	$	**35.6**	**37.1%**	$	**48.8**	$	**31.1**	**56.9%**
Diluted earnings per share	$	**0.27**	$	**0.19**	**42.1%**	$	**0.27**	$	**0.15**	**80.0%**
Weighted average diluted shares outstanding (in millions)		**182.4**		**188.6**	**-3.3%**		**182.4**		**206.4**	**-11.6%**

22



2Q 2007 IM operating margins exceed 30%

Investment Management Segment

($ in millions, except AUM and per share)	Quarter Ended				Quarter Ended		
	June 30, 2007	March 31, 2007	Variance (%)		June 30, 2007	June 30, 2006	Variance (%)
Average AUM ($ in billions)	$ 188.2	$ 172.1	9.4%		$ 188.2	$ 154.0	22.2%
Revenue							
Investment management fees	$ 220.6	$ 200.9			$ 220.6	$ 187.0	
Performance fees [1]	3.8	2.5			3.8	4.3	
Other	48.6	44.5			48.6	41.8	
Total revenue	273.0	247.9	10.1%		273.0	233.1	17.1%
Basis points							
Investment management fees	*47.0*	*47.3*			*47.0*	*48.7*	
Investment management fees and performance fees	*47.8*	*47.9*			*47.8*	*49.8*	
Operating expenses							
Employee compensation and benefits	86.8	87.4			86.8	78.2	
Long-term incentive compensation	17.0	18.7			17.0	23.0	
Marketing and advertising	5.0	5.1			5.0	7.7	
Distribution	34.5	30.6			34.5	27.2	
Depreciation and amortization	8.7	7.1			8.7	8.3	
General, administrative and occupancy	26.9	30.2			26.9	31.4	
Restructuring and impairments	-	0.4			-	-	
Mutual fund investigation recoveries	(0.3)	(0.5)			(0.3)	-	
Total operating expenses	178.6	179.0	-0.2%		178.6	175.8	1.6%
Operating income	$ 94.4	$ 68.9	37.0%		$ 94.4	$ 57.3	64.7%
Operating margin	34.6%	27.8%			34.6%	24.6%	

Note:
(1) Includes private account and mutual fund performance fees. Mutual fund performance fee detail is presented on p. 24.

23





Mutual funds with performance-based advisory fees

Mutual Funds with Performance Fees [1]
(AUM$ in millions, performance fee $ in thousands)

	EOP AUM 6/30/2007	Benchmark	Base Fee	Performance Fee [2]	Annual Performance Hurdle vs. Benchmark	2Q 2007 P&L Impact of Performance Fees
Contrarian Funds [3]						
Janus Contrarian Fund	$7,512.4	S&P 500 Index	0.64%	± 15 bps	± 7.00%	$1,627.2
Janus Adviser Contrarian Fund	$131.9	S&P 500 Index	0.64%	± 15 bps	± 7.00%	$7.6
Worldwide Funds [3]						
Janus Worldwide Fund	$4,656.9	MSCI World Index	0.60%	± 15 bps	± 6.00%	$330.2
Janus Adviser Worldwide Fund	$146.0	MSCI World Index	0.60%	± 15 bps	± 6.00%	$6.8
Janus Aspen Worldwide Growth Portfolio	$1,489.8	MSCI World Index	0.60%	± 15 bps	± 6.00%	$135.7
Research Fund [4]						
Janus Research Fund	$4,460.8	Russell 1000 Growth Index	0.64%	± 15 bps	± 5.00%	$1,420.5
Global Research Fund [4,5]						
Janus Global Research Fund	$196.7	Russell 1000 Index / MSCI World Growth Index	0.64%	± 15 bps	± 6.00%	$39.3
International Equity Fund [3]						
Janus Adviser International Equity Fund	$25.0	MSCI EAFE Index	0.68%	± 15 bps	± 7.00%	N/A
Risk-Managed Funds [6]						
INTECH Risk-Managed Stock Fund	$562.1	S&P 500 Index	0.50%	± 15 bps	± 4.00%	($146.3)
Janus Adviser INTECH Risk-Managed Core Fund	$197.5	S&P 500 Index	0.50%	± 15 bps	± 4.00%	($34.8)
Janus Aspen INTECH Risk-Managed Core Portfolio	$16.3	S&P 500 Index	0.50%	± 15 bps	± 4.00%	($5.9)
Mid Cap Value Funds [5,7]						
Janus Mid Cap Value Fund	$6,964.2	Russell Midcap Value Index	0.64%	± 15 bps	± 4.00%	($1,182.4)
Janus Adviser Mid Cap Value Fund	$583.1	Russell Midcap Value Index	0.64%	± 15 bps	± 4.00%	($70.9)
Janus Aspen Mid Cap Value Portfolio	$88.5	Russell Midcap Value Index	0.64%	± 15 bps	± 4.00%	($13.9)
Total	$27,031.1					$2,113.1

Past performance is no guarantee of future results. Please refer to footnotes on p. 25.

Mutual funds with performance-based advisory fees (cont'd)

Notes:

(1) The funds listed have a performance-based investment advisory fee that adjusts upward or downward based on each fund's performance relative to an approved benchmark index over a performance measurement period. Please see the Funds' Statement of Additional Information for more details. Actual performance measurement periods used for calculating the performance fees are from 12 months up to 36 months, and then over 36 month rolling periods.

(2) Adjustment of ± 15 bps assumes constant assets and could be higher or lower depending on asset fluctuations. "Bps" represents and is defined as basis points.

(3) The performance measurement period began on 2/1/2006 and the performance adjustment was implemented as of 2/1/2007.

(4) The performance measurement period began on 1/1/2006 and the performance adjustment was implemented as of 1/1/2007.

(5) Effective December 31, 2006, Janus Research Fund changed its name to Janus Global Research Fund. Effective January 1, 2007, Janus Global Research Fund will benchmark its performance to the MSCI World Growth Index. This index will be used to calculate the Fund's performance adjustment to the investment advisory fee for periods after January 1, 2007. The Russell 1000® Index will be used to calculate the performance adjustment to the investment advisory fee for periods prior to January 1, 2007.

(6) The performance measurement period began on 12/1/2006 and the performance adjustment will be implemented as of 12/1/2007.

(7) Performance fees paid by the Fund are split 50/50 (net of any reimbursements of expenses incurred or waived by Janus Capital) with Perkins, Wolf, McDonnell, and Company LLC., sub-adviser for the Mid Cap Value funds. Data shown for Janus Mid Cap Value Fund includes both investor and institutional share classes.

The Russell Midcap® Value Index measures the performance of those Russell Midcap® companies with lower price-to-book ratios and lower forecasted growth rates.

The MSCI World Growth Index is a subset of the Morgan Stanley Capital World℠ Index which is a market capitalization weighted index composed of companies representative of the market structure of developed market countries around the world. The index includes reinvestment of dividends, net of foreign withholding taxes.





Performance-based accelerated vesting will have an impact on LTI amortization

Full-Year 2007 Long-Term Incentive Compensation Amortization[1,2]
($ in millions)

	Implied original grant value	% remaining to vest	Amount remaining to vest	2007 EPS Growth Assumptions					
				<10%	10% - 15%	15% - 20%	20% - 25%	25% - 50%	>50%
% amortized based on EPS growth				25%	30%	35%	40%	45%	50%
2005 grant	$ 15.6	35%	$ 5.5	$ 3.9	$ 4.7	$ 5.5	$ 5.5	$ 5.5	$ 5.5
2006 grant	37.2	60%	22.3	9.3	10.9	12.5	14.2	15.8	17.5
2007 grant[3]	28.7	100%	28.7	7.2	8.6	10.0	11.5	12.9	14.3
All other[4]		n/a	48.0	18.4	25.8	27.3	28.5	29.8	31.1

Notes:
(1) Schedule reflects LTI awards granted as of 6/30/2007 and does not take into account any future LTI awards.
(2) Includes reduction in expense related to estimated forfeitures.
(3) EPS growth for the 2007 grant is calculated excluding the expense decrease related to the 2002 5% grant becoming fully amortized.
(4) Includes $7 million of amortization in 1Q 2007 related to the 2002 5% grant, other grants with no performance vesting, and grants made to executives which will not vest if targeted EPS growth is not met.

Janus continues to return excess cash to shareholders

Janus cumulative stock buyback activity since 3Q 2004
(Amount of buybacks in $ millions, shares outstanding in millions)



- On July 24, 2007, the Board of Directors approved a new $500 million buyback authorization

- 2Q 2007 buyback activity
    - $277 million of repurchases
    - 10.4 million shares repurchased
    - $26.60 average price per share
    - 4.8% net share reduction

- 2007 year-to-date buyback activity
    - $477 million of repurchases
    - 19.8 million shares repurchased
    - $24.04 average price per share
    - 8.9% net share reduction





Morningstar Rating™ based on risk-adjusted returns as of June 30, 2007

Janus Investment Fund ("JIF")

The Overall Morningstar Rating™ is derived from a weighted average of the performance figures associated with its three-, five-, and ten-year (if applicable) Morningstar Rating™ metrics.

Fund	Category	Overall Rating		Three-Year Rating		Five-Year Rating		Ten-Year Rating	
		Stars	# of Funds	Stars	# of Funds	Stars	# of Funds	Stars	# of Funds
Janus Fund	Large Growth Funds	★★★	1426	★★★	1426	★★★	1151	★★★	471
Janus Enterprise Fund	Mid-Cap Growth Funds	★★★	814	★★★★	814	★★★★★	662	★★	269
Janus Growth and Income Fund	Large Growth Funds	★★★★★	1426	★★★★	1426	★★★★	1151	★★★★★	471
Janus Research Fund	Large Growth Funds	★★★★	1426	★★★★	1426	★★★★★	1151	★★★★	471
Janus Orion Fund	Mid-Cap Growth Funds	★★★★★	814	★★★★★	814	★★★★★	662		N/A
Janus Twenty Fund [1]	Large Growth Funds	★★★★★	1426	★★★★★	1426	★★★★★	1151	★★★★	471
Janus Venture Fund [1]	Small Growth Funds	★★★★	645	★★★★★	645	★★★★	533	★★★	231
Janus Triton Fund	Small Growth Funds		N/A		N/A		N/A		N/A
Janus Global Research Fund	World Stock Funds		N/A		N/A		N/A		N/A
Janus Global Life Sciences Fund	Specialty-Health Funds	★★★	181	★★★	181	★★★	162		N/A
Janus Global Technology Fund	Specialty-Technology Funds	★★★	283	★★★★	283	★★★	260		N/A
Janus Overseas Fund	Foreign Large Growth Funds	★★★★★	183	★★★★★	183	★★★★★	155	★★★★	60
Janus Worldwide Fund	World Stock Funds	★★	421	★★	421	★	367	★★	163
Janus Global Opportunities Fund	World Stock Funds	★★	421	★	421	★★	367		N/A
Janus Balanced Fund	Moderate Allocation Funds	★★★★	875	★★★★	875	★★★	656	★★★★	358
INTECH Risk-Managed Stock Fund	Large Blend Funds	★★★★	1598	★★★★	1598		N/A		N/A
Janus Fundamental Equity Fund	Large Blend Funds	★★★★★	1598	★★★★★	1598	★★★★	1237	★★★★★	527
Janus Contrarian Fund	Large Blend Funds	★★★★★	1598	★★★★★	1598	★★★★★	1237		N/A
Janus Mid Cap Value Fund - Investor Shares [2]	Mid-Cap Value Funds	★★★	276	★★★	276	★★★	202		N/A
Janus Small Cap Value Fund - Investor Shares [1,2]	Small Value Funds	★★★	306	★★	306	★★	239	★★★★	76
Janus Federal Tax-Exempt Fund	Muni National Long Funds	★★	257	★★★	257	★★	244	★★	181
Janus Flexible Bond Fund	Intermediate-Term Bond Funds	★★★	965	★★★	965	★★★★	796	★★★	404
Janus High-Yield Fund	High Yield Bond Funds	★★★	463	★★★	463	★★	378	★★★★	170
Janus Short-Term Bond Fund	Short-Term Bond Funds	★★★	364	★★★	364	★★★	261	★★★	158
Janus Smart Portfolio-Growth	Moderate Allocation Funds		N/A		N/A		N/A		N/A
Janus Smart Portfolio-Moderate	Moderate Allocation Funds		N/A		N/A		N/A		N/A
Janus Smart Portfolio-Conservative	Conservative Allocation Funds		N/A		N/A		N/A		N/A
Percent of funds rated 4 or 5 Stars		45.5%		54.5%		47.6%		53.3%	

Data presented reflects past performance, which is no guarantee of future results. © 2007 Morningstar, Inc. All Rights Reserved.

Notes: [1]Closed to new investors. [2]Rating is for this share class only; other classes may have different performance characteristics.

For each fund with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of the funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.)

28

Latest INTECH standardized performance [1]

Composite and Respective Index (Composite returns shown net of fees)	Inception Date	Annualized Returns (%) for Periods Ended 6/30/07				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth Composite	7/93	12.25	7.78	10.85	11.58	14.78
S&P 500 / Citigroup Growth Index		19.37	8.08	8.43	5.40	10.18
Enhanced Plus Composite	7/87	17.96	12.83	11.95	9.26	12.01
S&P 500 Index		20.59	11.67	10.71	7.13	10.83
Broad Large Cap Growth Composite	11/00	14.76	9.32	10.34	--	1.06
Russell 1000 Growth Index		19.06	8.72	9.29	--	(3.08)
Broad Enhanced Plus Composite	4/01	18.44	12.82	11.92	--	8.42
Russell 1000 Index		20.43	12.34	11.33	--	6.62
Enhanced Index Composite	4/98	17.98	11.78	10.82	--	5.99
S&P 500 Index		20.59	11.67	10.71	--	5.07
Large Cap Core Composite	8/01	14.98	13.01	12.53	--	8.01
S&P 500 Index		20.59	11.67	10.71	--	5.56
Broad Large Cap Value Composite	8/04	19.58	--	--	--	16.86
Russell 1000 Value Index		21.85	--	--	--	16.98
Global Core Composite	1/05	22.51	--	--	--	17.31
MSCI Developed World Index		24.19	--	--	--	16.12
Large Cap Value Composite	7/93	20.52	16.73	13.96	10.88	13.28
S&P 500 / Citigroup Value Index		21.75	15.28	12.95	8.44	11.51



Note:
(1)   Returns for periods greater than 1-year are annualized. See notes to performance on p. 30.

Latest INTECH standardized performance (cont'd)

Past performance cannot guarantee future results. Your principal may be at risk during certain market periods. Performance results reflect the reinvestment of dividends and other earnings. Portfolio performance results shown are time-weighted rates of return using daily valuation and include the effect of transaction costs (commissions, exchange fees, etc.). The composites include all actual fee paying accounts managed on a fully discretionary basis according to the investment strategy from inception date, including those no longer under management. Accounts meeting such criteria enter the composite upon the full first month under management.

The net performance results do not reflect the deduction of investment advisory fees actually charged to the accounts in the composite. However, the net performance results do reflect the deduction of model investment advisory fees. For example, through December 31, 2004, net returns were derived using the maximum fixed fee in effect for each strategy. As of January 1, 2005, net returns were calculated by applying the standard fee schedule in effect for the respective period to each account in the composite on a monthly basis. Actual advisory fees may vary among clients invested in this strategy. Actual advisory fees paid may be higher or lower than model advisory fees.

The S&P 500®/Citigroup Growth Index is a capitalization-weighted index. The S&P 500®/Citigroup style indices allow for overlap between growth and value. Approximately 1/3 of the market capitalization of the S&P 500® Index will represent pure growth and will be allocated to the growth index. Approximately 1/3 of the market capitalization of the S&P 500® Index will represent pure value and will be allocated to the value index. The remaining stocks that are neither pure growth nor pure value will be apportioned between the two style indices. The S&P 500®/Citigroup style indices will be reconstituted annually. The annual reconstitution of the S&P 500®/Citigroup style indices will occur annually on the 3rd Friday of December to coincide with futures and options expiration. From inception to 12/31/2005, the portfolio's benchmark was the S&P 500®/Barra Growth Index (the "Barra Index"). During the period from 1/01/2006 to 3/31/2006, the benchmark return consisted partially of the return of the Barra Index and the S&P 500®/Citigroup Growth Index (the "Citigroup Index") to resemble the portfolio's composition during the transitional period. The index data for the Large Cap Growth index above is representative of this change.

The S&P 500®/Citigroup Value Index is a capitalization-weighted index. The S&P 500®/Citigroup style indices allow for overlap between growth and value. Approximately 1/3 of the market capitalization of the S&P 500® Index will represent pure growth and will be allocated to the growth index. Approximately 1/3 of the market capitalization of the S&P 500® Index will represent pure value and will be allocated to the value index. The remaining stocks that are neither pure growth nor pure value will be apportioned between the two style indices. The S&P 500®/Citigroup style indices will be reconstituted annually. The annual reconstitution of the S&P 500®/Citigroup style indices will occur annually on the 3rd Friday of December to coincide with futures and options expiration. From inception to 12/31/2005, the portfolio's benchmark was the S&P 500®/Barra Value Index (the "Barra Index"). During the period from 1/01/2006 to 3/31/2006, the benchmark return consisted partially of the return of the Barra Index and the S&P 500®/Citigroup Value Index (the "Citigroup Index") to resemble the portfolio's composition during the transitional period. The index data for the Large Cap Value Composite above is representative of this change.

MSCI Developed World® Index is a free float-adjusted, market capitalization-weighted index that is designed to measure global developed market equity performance.

